Date: July 30, 2015

To: Rick Resnick
CEO Nuvel Inc.

Subject: Resignation from Nuvel

Dear Mr. Resnick,

I am resigning from Nuvel Inc effective July 30, 2015. I have enjoyed the challenge of leading Nuvel since it was founded, but it is time for me to move on to other opportunities and new challenges.

The leadership you have provided since you joined the company is exceptional and I am sure the company will do well under your direction. The company has great technology, which I know you will take full advantage of.

Best

Jay Elliot
15303 Top of the Hill Court
Los Gatos, CA 95032
(408) 234-3808